UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                APO Health, Inc.
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                                (Name of Issuer)



                    Common Stock, par value $.0002 per share
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                         (Title of Class of Securities)



                                   00203J 10 3
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                                 (CUSIP Number)

                       Dr. Jan Stahl, c/o APO Health, Inc.
                               3590 Oceanside Rd.
                            Oceanside, New York 11575
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                               September 26, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No.    00203J  10  3
---------------------------------
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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Dr. Jan Stahl
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

               (a)  [_]

               (b)  [_]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS (See Instructions)

          PF
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(D) OR 2(E)

          [_]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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   NUMBER OF      7      SOLE VOTING POWER
    SHARES
  BENEFICIALLY           10,112,512
   OWNED BY       --------------------------------------------------------------
     EACH         8      SHARED VOTING POWER
   REPORTING
    PERSON               0
     WITH         --------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         10,112,512
                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,112,512
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)

          [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.3% (based on 35,773,045 shares of Common Stock issued and outstanding as of February 8, 2005)
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14        TYPE OF REPORTING PERSON (See Instructions)

          IN
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

                                                                          Page 3
Item 1.  Security and Issuer

          The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.0002 per share (the "Common Stock"), of APO Health, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3590 Oceanside Rd., Oceanside, New York 11575.

Item 2.  Identity and Background

(a) This statement is being filed by Dr. Jan Stahl (the "Reporting Person"), individually.

(b) The business address of the Reporting Person is 3590 Oceanside Rd., Oceanside, New York 11575.

(c) The Reporting Person's present principal occupation is Chief Executive Officer of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.


Item 3.  Source and Amount of Funds or Other Considerations

          On September 26, 2001, the Reporting Person acquired 7,919,878 shares of Common Stock of the Issuer pursuant to a Tax-Free Reorganization Agreement dated April 30, 2001 by and between APO Health, Inc., a New York corporation, and the Issuer. In consideration for such 7,919,878, the Reporting Person transferred to the Issuer all of the common stock of APO Health, Inc., a New York corporation, then owned by the Reporting Person.

          Between  November  7, 2001 and July 11,  2003,  the Issuer  issued the
Reporting Person 3,192,634 shares of Common Stock in consideration for his services as an officer of the Issuer.

          On December 30, 2004, the Reporting Person donated 500,000 shares of Common Stock as a gift to the American Red Cross. Also on December 30, 2004, the Reporting Person donated 500,000 shares of Common Stock as a gift to New Alternatives for Children, Inc.

          As of December 30, 2004, the Reporting Person owned 10,112,512 shares of Common Stock of the Issuer.

Item 4.  Purpose of Transaction

          The Reporting Person entered into the above-described transaction on June 13, 2001 to acquire shares of the Issuer's Common Stock for investment purposes.

          The Reporting Person currently has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5.  Interest in Securities of the Issuer

          The Reporting Person currently beneficially owns an aggregate of 10,112,512 shares of Common Stock of the Issuer and has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares. Based on 35,773,045 shares of Common Stock of the Issuer outstanding as of February 8, 2005, such ownership represents 28.3% of the Issuer's issued and outstanding Common Stock.

          Except as set out above, the Reporting Person has not effected any other transaction in the Common Stock of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The Reporting Person entered into a Tax-Free Reorganization Agreement, dated April 30, 2001, with the Issuer, in connection with the acquisition of a total of 8,072,693 shares of Common Stock of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1   Tax-Free   Reorganization   Agreement   dated   April  30,   2001
               (Incorporated by reference to Form 8-K of the Issuer filed June 28, 2001)

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 22, 2005


/s/ Jan Stahl
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Dr. Jan Stahl